

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2014

<u>Via E-mail</u>
Kenneth Bosket
Chief Executive Officer
Crown Equity Holdings Inc.
11226 Pentland Downs Street
Las Vegas, NV 89141

   Re: Crown Equity Holdings Inc.
     Form 10-K for Fiscal Year Ended December 31, 2012
     Filed June 26, 2013
     File No. 000-29935

Dear Mr. Bosket:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Lilyanna L. Peyser for

        Mara Ransom
        Assistant Director